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                             December 2, 2021

       Chee Kong CHOO
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
19, 2021
                                                            CIK No. 0001873093

       Dear Mr. CHOO:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Property, page 113

   1. We note your response to comment 10. File the leasehold agreement as an exhibit as required by Item
601(b)(10)(ii)(D) of Regulation S-K, or provide your analysis why it is not required to be
filed.
       Foreign Private Issuer Exceptions, page 147

   2. We note your response to comment 12. The revised disclosure on page 147 did not clarify from which listing
standards you intend to continue exercising the exemption. Please either revise page 147
to clarify or revise the associated disclosure to clarify. For example, on page 146,
clarify whether your code of business conduct and ethics and your
 Chee Kong CHOO
CytoMed Therapeutics Pte. Ltd.
December 2, 2021
Page 2
       compensation committee member's independence and charter will comply with the
       Nasdaq standards. If you are uncertain, so state in the disclosure. Exhibits

3. Please file the actual Share Subscription Agreement as Exhibit 10.14, rather than a "Form of" agreement. When you file the document publicly, please file the actual consent of each person to be named a director, rather than a "Form of" consent.
        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at
(202) 551-
3486 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameChee Kong CHOO
                                                            Division of
Corporation Finance
Comapany NameCytoMed Therapeutics Pte. Ltd.
                                                            Office of Life
Sciences
December 2, 2021 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName